

May 1, 2009

Jonathan Woo
Chief Executive Officer and Chief Financial Officer
Everton Capital Corporation
598-999 Canada Place
Vancouver, BC Canada V6C3C1

      Re: Everton Capital Corporation
             Item 4.01 Form 8-K
             Filed April 24, 2009
             File No. 000-53511

Dear Mr. Woo:

      We have completed our review of your Form 8-K/A and related filings and have no further comments at this time.

                       Sincerely,

                       Karl Hiller
                       Branch Chief